Exhibit 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Nine Months Ended Sept. 30, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Income from continuing operations before income taxes	$2,547,608	1,237,232	1,038,398	1,385,115	810,812	374,851
Distributions (less than) greater than equity in earnings of affiliates	365	294	(4,065)	(5,514)	(4,225)	(209)
Previously capitalized interest charged to earnings during period	16,362	14,585	11,741	15,564	14,065	10,457
Interest and expense on indebtedness, excluding capitalized interest	39,090	25,612	9,476	8,765	34,064	20,511
Interest portion of rentals*	21,908	13,554	14,021	9,397	7,908	9,857

Earnings before provision for taxes and fixed charges	$2,625,333	1,291,277	1,069,571	1,413,327	862,624	415,467

Interest and expense on indebtedness, excluding capitalized interest	39,090	25,612	9,476	8,765	34,064	20,511
Capitalized interest	20,236	49,881	43,073	38,539	22,160	37,240
Interest portion of rentals*	21,908	13,554	14,021	9,397	7,908	9,857

Total fixed charges	$81,234	89,047	66,570	56,701	64,132	67,608

Ratio of earnings to fixed charges	32.3	14.5	16.1	24.9	13.5	6.1

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.